THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6023

February 16, 2015

EDGAR CORRESPONDENCE

Ms. Laura Hatch

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Unified Series Trust - Crawford Dividend Growth Fund Prospectus
File Nos. 811-21237 and 333-100654

Dear Ms. Hatch:

This letter responds to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 303 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) regarding its series Crawford Dividend Growth Fund (the “Fund”). The Staff’s comment, along with our response, is summarized below.

Comment:	In the Expense Example found in the Fund’s prospectus dated April 30, 2014, the three-, five-, and ten-year expense figures for both Class C and Class I shares appear to be too low given the Total Annual Fund Operating Expenses (After Expense Recapture) ratios for Class C and I shares shown in the Annual Fund Operating Expenses table. Please confirm that these figures are correct.

Response:	The Annual Fund Operating Expenses table reflects the repayment by the Fund to the Fund’s adviser (the “Adviser”) of certain Fund fees and expenses that were waived and/or reimbursed by the Adviser during the prior three fiscal years, which the Adviser was entitled recapture under the expense limitation agreement between the Fund and the Adviser.

In preparing the Fund’s April 30, 2014 prospectus, the Fund’s accountant determined that, at current Fund asset and expense levels, the Fund would complete repayment to the Adviser of amounts eligible for recapture during the Fund’s current fiscal year. Because of this, the prospectus Expense Example reflects the effect of the expense recapture for one-year only. The three-, five- and ten-year figures, on the other hand, do not reflect the effect of the expense recapture and are instead based on the Total Annual Fund Operating Expenses ratio shown in the Annual Fund Operating Expenses table.

The Fund’s Treasurer has confirmed that the Fund made its last payment to the Adviser of past waived/reimbursed expenses that were subject to recapture in November 2014.

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We believe this letter addresses the Staff’s comments. Should you have any further questions, please call the undersigned at 314-552-6023.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Jonathan D. Van Duren